TERM SHEET

FOR ANGEL INVESTMENT FOR COMMON STOCK FINANCING OF TRUEGEN HEALTH, INC.

MEMORANDUM OF TERMS

This Memorandum of Terms has been prepared solely for the purpose of assisting interested parties in deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. By accepting this Memorandum of Terms, the recipient acknowledges and agrees that all of the information contained herein is highly confidential. This Memorandum of Terms is not legally binding on any individual or entity and this Memorandum of Terms does not constitute an offer to sell, or a solicitation of an offer to buy, any security of the Company. The Memorandum of Terms is qualified in its entirety by reference to the Company's Bylaws and Articles of Incorporation referenced herein and provided to recipient.

TERMS:

ISSUER: TrueGen Health, Inc., a Delaware Corporation (the "*Company*").

TYPE OF SECURITY: Class B Common Stock of Stockholder interests (collectively, "*Class B Shares*").

AMOUNT OF OFFERING: Up to a maximum of <u>$249,900</u>. An aggregate minimum of <u>$10,150</u> of Class B Shares must be sold and there will be no escrow of funds received by the Company.

MINIMUM INVESTMENT: <u>$350.00</u> for Class B Shares (unless otherwise agreed to by the Company in limited circumstances).

PRICE PER CLASS B UNIT: <u>$350.00</u> per Class B Unit

INVESTOR SUITABILITY: The Common B Shares will be offered and sold to:
  i. *"accredited investors,"* as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended, and who also satisfy certain other investor suitability requirements, and
  ii. *"non-accredited investors,"* as that term is defined in Rule 501 promulgated under the Securities Act with respect to the offer and sale of the Shares; or Stockholder is a "non-accredited investor" under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act" is also known as Regulation Crowdfunding (RegCF). Investment transaction must be executed on the Company's designated RegCF-approved fundraising platform.

VALUATION:	$7,000,000 pre-money valuation.
CAPITALIZATION CHART:	The capitalization of the Company is divided into two classes of Shares: Class A Common Stock, which are held by Frank Adamo and other founding members of the Company, Class B Shares which will be held by accredited and non-accredited investors and by eligible employees who are awarded incentive shares. A capitalization table of the Company on a post-investment basis is attached hereto as Exhibit A, which assumes a fully subscribed offering of $249,900.
USE OF PROCEEDS:	The Company anticipates that the net proceeds of the Offering will be utilized at the discretion of management. It's estimated that the use of funds will be spent as follows: 40% on Application development, 34% on Customer acquisition, 26% on General & administrative. Additionally, changes in business strategy and factors beyond our control may render these spending plans inadvisable or impractical prior to the time when all of the net proceeds are spent, in which case, management would devise alternative spending plans.
DIVIDENDS:	Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meetings of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation. The Company has never paid a dividend on its Common Stock. The Company's Board of Directors (the "Board") presently intends to retain all earnings of the Company in order to facilitate future growth.
MANAGEMENT:	The Company is managed by a Board of Managers (the "Board"). The Board may have up to three (3) members. Initially, the Board will consist of one (1) member and the other two (2) positions will remain vacant. Two members appointed by Frank Adamo, will occur at a later date. The future Board Members will be designated as the Class B Board Members and may be removed by Class A Members holding a majority of the outstanding and issued Class A Shares.
VOTING RIGHTS:	The Class A Common Stock shall be voting stock. The holders of the Class A Common Stock (the "*Class A Stockholders*") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders. The Class B Common Stock shall be non-voting stock, and the holders of Class B Common Stock (the "*Class B Stockholders*") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law.
PREEMPTIVE RIGHTS (NEW SECURITIES ISSUANCES):	The Company hereby grants to each Initial Stockholder and their Permitted Transferees (each, a "**Preemptive Stockholder**") the right to purchase its pro rata portion of any new Common Stock (other than any Excluded Securities) (the "New Securities") that the Company may from

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time to time propose to issue or sell to any party.

DRAG-ALONG RIGHT If at any time a Stockholder or group of Stockholders who, together with their Permitted Transferees, hold no less than a majority of the outstanding Class A Common Stock (a **"Dragging Stockholder"**), receives a bona fide offer from a Third Party Purchaser to consummate, in one transaction, or a series of related transactions, a Change of Control (a **"Drag-along Sale"**), the Dragging Stockholder shall have the right to require that each other Stockholder (each, a **"Drag-along Stockholder"**) participate in such Transfer in the manner set forth in the Stockholders Agreement.

RIGHTS OF FIRST REFUSAL; RESTRICTIONS ON TRANSFER: If at any time a Stockholder (such Stockholder, an **"Offering Stockholder"**) receives a bona fide offer from any Third Party Purchaser to purchase all or any portion of the Common Stock (the **"Offered Shares"**) owned by such Offering Stockholder and such Offering Stockholder desires to Transfer such Offered Shares (other than Transfers that are permitted by Section 3.01(b) or Transfers made pursuant to Section 3.03 of the Stockholders Agreement), then the Offering Stockholder must first make an offering of such Offered Shares to each other Stockholder (each such Stockholder, a **"ROFR Rightholder"**) in accordance with the provisions of the Stockholders Agreement.

TG-Lgl-501-002. December 2021   December 23, 2021

Exhibit A

Capitalization Table

TrueGen Health Inc. Capitilzation Table			Total Shares	20,000	Class A (voting)	10,000		As of 01/12/2022
					Initial Class B (non-vo	10,000		
Pre-Money Valuation:	$ 7,000,000							
Pre-Money Price per Unit:	$ 350.00			Class A (voting)	Initial Class B (investo	RegCF Campaign	Fundify (1.5%)	Class B (incentive
Max. Amount to be Raised:	$ 250,000		c corp common stock	**10,000**	**10,000**	**714.3**	10.7	**2,000**
Post-Money Valuation:	$ 7,250,000		Frank Adamo	6,920.0	5,034.3	494.3	7.4	1,384.0
Post-Money Price per Unit:	$ 362.50		Left Turn LLC	1,400.0	1,018.5	100.0	1.5	280.0
Founder's Share (Class A)	10,000.0	50.0%	Vicki Nardo	280.0	203.7	20.0	0.3	56.0
Class B Investors Pool (3.6%)	714.3	3.57%	Pat McInerny	1,400.0	1,018.5	100.0	1.5	280.0
Class B Incentive Pool (10%)	2,000.0	10.0%						
TOTAL Shares	20,000							

						PRE-SEED ROUND		
Friends & Family Round	**Pre-Money Shares (Class A Units)**	**Pre-Money % Ownership**	**Investment Amount**	**Post-Money Shares (Class A Units)**	**Post-Money % Ownership**	**Class B (investor) Units**	**Total Units owned**	**Post-Money % Ownership**
Frank Adamo	6,920	69.2%	$ 176,000	6,920	69.2%	5,034.3	11,954.3	59.77%
Left Turn LLC	1,400	14%	$ 50,000	1,400	14.0%	1,018.5	2,418.5	12.09%
Vicki Nardo	280	2.8%	$ 10,000	280	2.8%	203.7	483.7	2.42%
Pat McInerny	1,400	14%	$ 50,000	1,400	14.0%	1,018.5	2,418.5	12.09%
Total	10,000	100%	$ 286,000	10,000	100%	7,275.0	17,275.0	86.38%

PRE-SEED ROUND

Class B (Investors) Pool	**Pre-Money Shares (Class B Units)**	**Pre-Money % Ownership**	**Investment Amount**	**Post-Money Shares (Class B Units)**	**Post-Money % Ownership**		**Total B Units owned**	**Post-Money % Ownership**
Remaining	*725*	*3.63%*	*$ 250,000*	*690*	*6.90%*			
RegCF Investors	714	3.57%	$ 250,000	690	3.45%		690	3.45%
Fundify	11	0.05%	$ 3,750	10	0.05%		10	0.05%
New Investors	-		$ -	-	0.00%		-	0.00%
Total	725	3.6%	$ 253,750	700	3.50%		700	3.50%

Class B (Incentive) Pool*	**Pre-Money Shares (Class B Units)**	**Pre-Money % Ownership**	**Pre-Money Value**	**Post-Money Shares (Class B Units)**	**Post-Money Value**	**Post-Money % Ownership**	**Total B Units owned**	**Post-Money % Ownership**
Remaining	450							
David Haines (developer/engineer)	1,400	7.0%	$ 490,000	1,352	$ 490,000	6.76%	1,352	6.76%
Advisor 1	25	0.25%	$ 8,750	24	$ 8,750	0.12%	24	0.12%
Advisor 2	25	0.25%	$ 8,750	24	$ 8,750	0.12%	24	0.12%
Advisor 3	25	0.25%	$ 8,750	24	$ 8,750	0.12%	24	0.12%
Advisor 4	25	0.25%	$ 8,750	24	$ 8,750	0.12%	24	0.12%
Advisor 5	25	0.25%	$ 8,750	24	$ 8,750	0.12%	24	0.12%
Advisor 6	25	0.25%	$ 8,750	24	$ 8,750	0.12%	24	0.12%
	-		$ -	-	$ -	0.00%	-	0.00%
	-		$ -	-	$ -	0.00%	-	0.00%
Total	1,550	8.5%	542,500	1,497	542,500	7.5%	1,497	7.48%

*vesting schedules in place